CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management Committee of
Great Lakes Energy Partners, L.L.C.

We consent to the inclusion of our report dated September 17, 2002, relating to the consolidated statements of income, member’s equity, accumulated other comprehensive income (loss) and comprehensive income (loss) and cash flows for the year ended December 31, 2001, in this Registration Statement on Form S-3 (Registration No. 333-116326) of Range Resources Corporation, in the Registration Statement on Form S-3/A (Registration No. 333-76837) and the related prospectuses and to the reference to our firm under the heading “Experts” in the same. Our report refers to a change in the Company’s method of accounting for derivative financial instruments and hedging activities in 2001.

/s/ KPMG LLP

Dallas, Texas
June 9, 2004